
03026088



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year ended December 30, 2001

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ______________________ to ____________________

Commission File Number 333-13002

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN FOR
COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP
(the "Plan")
c/o Law Department
ICI AMERICAS INC.
10 Finderne Avenue
Bridgewater, NJ 08807

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
9 Millbank
London SWIP 3JF

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Independent Auditors' Report

Statements of Net Assets Available for Benefits
- December 30, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits
- Years Ended December 30, 2001 and 2000

Notes to Financial Statements


KPMG

SAVINGS AND INVESTMENT PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Financial Statements

December 30, 2001 and 2000

(With Independent Auditors' Report Thereon)

SAVINGS AND INVESTMENT PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Index

	Page
Independent Auditors' Report	1
Statements of Net Assets Available for Benefits – December 30, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits – Years ended December 30, 2001 and 2000	3
Notes to Financial Statements	4



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Plan Administrator and Members
Savings and Investment Plan for Collectively
Bargained Employees of the ICI Group:

We have audited the accompanying financial statements of net assets available for benefits of the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group (the Plan) as of December 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001 and 2000, and changes in net assets for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

December 20, 2002



SAVINGS AND INVESTMENT PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Statements of Net Assets Available for Benefits

December 30, 2001 and 2000

		2001	2000
Investments:			
Investment in ICI Master Trust (note 4)	$	1,638,248	2,339,175
Participant loans (note 3)		83,638	98,843
Total investments		1,721,886	2,438,018
Receivables:			
Employer contributions		9,624	14,083
Participants' contributions		21,926	37,698
Total receivables		31,550	51,781
Net assets available for benefits	$	1,753,436	2,489,799

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2001 and 2000

		2001	2000
Additions:			
Contributions from employer	$	120,554	239,489
Contributions and rollovers from participants		324,409	661,611
Net investment income of NSC Master Trust		—	73,801
Participant loan interest income		7,788	32,518
Transfer from other plan (note 1)		—	632,352
Total net additions		452,751	1,639,771
Deductions:			
Distributions to participants		15,237	859,815
Net investment loss in ICI Master Trust		298,625	215,471
Transfer to other plan (note 1)		875,252	8,538,820
Total deductions		1,189,114	9,614,106
Net decrease in assets available for benefits		(736,363)	(7,974,335)
Net assets available for benefits:			
Beginning of year		2,489,799	10,464,134
End of year	$	1,753,436	2,489,799

See accompanying notes to financial statements.

(1) Description of the Plan and Employees' Rights and Benefits

The following description of the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provision.

General

The Plan, formerly named the National Starch and Chemical Company Hourly Employees' Savings Plan (the HESP), is a defined contribution plan sponsored by Indopco, Inc. The Plan covers all eligible members of the bargaining units located at Chattanooga, Tennessee and Hazleton, Pennsylvania of National Starch and Chemical Company and eligible members of the Crosfield Joliet, Illinois bargaining unit. Members of the above mentioned bargained units shall be eligible in this Plan effective their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The HESP included assets covering substantially all hourly (non-union) employees and two union locations of National Starch and Chemical Company through June 30, 2000. On July 1, 2000, the HESP was renamed and restated as the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group and the plan document was amended accordingly. Assets related to the Crosfield Joliet, Illinois bargaining unit, totaling approximately $632,352 were transferred into the restated Plan on July 3, 2000. Assets related to the hourly (non-union) employees of the HESP, totaling approximately $8,538,820, were transferred out of the restated Plan on July 3, 2000 to the Savings and Investment Plan of the ICI Group. As of July 1, 2000, the Plan is invested in a tax-exempt master trust under an agreement between ICI American Holdings Inc. and Fidelity Management Trust Company (the ICI Master Trust) with other plans sponsored by ICI American Holdings Inc. and its subsidiaries (the Company).

As a result of the sale of the Crosfield business to an affiliate of Ineos on January 9, 2001 assets equal to the account balances of current and former Crosfield employees totaling $875,252 were transferred to a plan established by an Ineos affiliate.

Contributions

Subject to limitations imposed by law, plan participants may contribute to the Plan, in increments of 1 percent on a pre-tax basis, between 1 percent and 15 percent of eligible compensation, as defined. Plan participants may contribute to the Plan, in increments of 1 percent on a post-tax basis, between 1 percent and 12 of eligible compensation. As of the end of each month, for each dollar a participant contributes, the Company makes a pretax matching contribution subject to the limits established by each collective bargaining unit as follows:

- The Company makes a matching contribution of $1.00, subject to a maximum Company matching contribution of 3% of eligible compensation for that month for eligible participants of the Hazleton, Pennsylvania Bargained Unit of National Starch and Chemical Company.
- The Company makes a matching contribution of $1.00, subject to a maximum Company matching contribution of 3% of eligible compensation for that month for eligible participants of the Alco Bargaining Unit of National Starch and Chemical Company – Chattanooga, Tennessee.

- The Company makes a matching contribution of $.50, subject to a maximum Company matching contribution of 2.5% of eligible compensation for that month for eligible participants of the Crosfield Joliet, Illinois Bargaining Unit.

The Company shall also contribute an additional "Make Up Matching" contribution to eligible participants of the Plan. The Plan Administrator shall determine the before-tax contributions made to the participant's account for the plan year. The Administrator shall then determine the hypothetical amount of the before-tax contributions based upon the participant's eligible compensation for the portion of the plan year in which the participant was eligible to participate in the Plan up to the maximum bargained amount. The difference, if any, between the actual before tax matching contribution and the hypothetical year end match is the "Make Up Matching" contribution.

Prior to the restatement of the Plan, National Starch and Chemical Company (NSC) also made a profit sharing contribution to the HESP for its eligible non-union employees in each fiscal year in which the pretax income exceeded an amount equal to the sum of 15% of the shareholder's equity as of the end of the fiscal year preceding such fiscal year plus the amount of matching contributions made by NSC with respect to such fiscal year. The profit sharing contributions made by NSC equaled the smallest of three amounts computed by certain methods stipulated in Section 3.04(a) of the HESP. Profit sharing contributions were allocated to accounts of the participants eligible for profit sharing contributions under the terms of the plan, in proportion that the eligible compensation of each such participant bears to the aggregate eligible compensation of all such participants for the applicable fiscal year. No profit sharing contribution was made for the periods ended June 30, 2000 or December 30, 2000.

Vesting Provisions

Participants are 100% vested in the amounts they contribute to their accounts, including the related earnings and losses. Effective July 1, 2000, participants are immediately vested in 100% of matching contributions that are allocated to the participant's account. The portion of a participant's account balance transferred from a prior plan shall be fully vested. Prior to July 1, 2000, participants became fully vested in his or her company account after completing five years of continuous service, as defined. The Company contributions were reduced by $430 from forfeited non-vested accounts in 2000.

Withdrawals

Participants may withdraw their employee contributions and vested matching contributions (and related investment income (loss), if any, on such contributions) subject to plan limitations and restrictions. Before-tax employee contributions may be withdrawn only in the event of certain financial hardships, as defined, or after reaching the age of 59-1/2. As provided by law and under circumstances provided for in the Plan, such withdrawals may result in suspension from eligibility to make employee contributions to the Plan for various periods of time.

(Continued)

Benefit Payments

Upon termination of employment, as defined, or at certain later times provided under the Plan, a participant's vested account balance is distributed in a lump sum, deferred until normal retirement, or rolled over to another qualified employer-sponsored plan or individual retirement account. Participant's meeting certain criteria, as defined in the Plan, can elect installment payment options.

Investment Options

The participant contributions are invested at the election of the participant in one or more of the following:

Fidelity Intermediate Bond Fund – This fund invests in domestic and foreign investment-grade debt securities and normally maintains an average maturity between three and ten years. The goal of the fund is to seek high current income. This option was discontinued during 2000 and funds were transferred to other options based upon participant directions.

ICI Long-Term Income Fund – This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bonds or bond portfolios. The fund's rate of return is a blended rate that varies based on all of the underlying investments.

Fidelity Balanced Fund – This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder investment-grade bonds and other investment debt securities of both medium and high quality. The fund invests approximately 25% of assets in fixed income senior securities including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk. This fund became an investment option of the Plan on July 1, 2000.

Mellon Capital Asset Allocation Strategy Fund – This fund is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment advisor. This fund became available as an investment option on July 1, 2000.

Fidelity Equity Income Fund – This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities including lower-quality debt services. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

Fidelity US Equity Index Pool Fund – This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index. This fund became available as an investment option of the Plan on July 1, 2000.

Fidelity Magellan Fund – This fund invests primarily in common stocks and securities convertible into common stock, but many also invest in other types of securities. The objective of this fund is to increase the value of your investment over the long-term through capital appreciation.

Fidelity Aggressive Growth Fund – This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of your investment over the long-term through capital appreciation.

T. Rowe Price Small Cap Stock Fund – This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth. This fund became available as an investment option of the Plan on July 1, 2000.

American Funds Europacific Growth Fund – This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-U.S. companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange-rate fluctuation and the action of foreign governments.

ICI Company Stock Fund – Invests primarily in Imperial Chemical Industries PLC American Depositary Receipts (ADRs), which are traded on the New York Stock exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling.

The aforementioned description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete details.

(2) Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Method of Financial Presentation and Accounting

Prior to July 1, 2000, plan assets were invested, together with the assets of another company-sponsored plan, in the National Starch and Chemical Company Master Trust (the NSC Master Trust) and were held by Bankers Trust Company (the Trustee). Effective July 1, 2000, the plan assets were transferred into the ICI Master Trust held by Fidelity Management Trust Company (the New Trustee). The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Valuation of Plan Assets and Income Recognition

In the accompanying statement of assets available for plan benefits, the Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at amortized cost which approximates fair value and guaranteed annuity contracts, included in the ICI Long-term Fund, are stated at contract value, which approximates fair value. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Gains or losses on sales of securities are based on average cost. The net investment income of master trust, as reflected in the statements of changes in net assets available for benefits, represented the Plan's proportionate share of the net investment income from the master trust.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The assets of the plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as the prices of goods and services as measured by the consumer price index. The Plan's investments are subject to risk conditions of the individual fund objectives, stock markets (which in the United States and in certain international markets continued to experience significant declines in the months following December 2001), interest rates, economic conditions and world affairs.

Administrative Expenses

Prior to June 30, 2000, except for certain fees of the LT Income Fund which are paid directly by that fund, the Company pays all expenses of administering the Plan and the NSC Master Trust, including fees and expenses of the Trustee and investment manager.

Subsequent to July 1, 2000, generally costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Companies. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary capital management's investment advisory fees are charged to the ICI Long-term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Companies. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

Participants Withdrawals

Payments to participants for elected withdrawals and distributions are recognized as a reduction of Plan assets when paid by the trustee.

(Continued)

New Accounting Pronouncements

On December 31, 2000, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133," and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," requires that an entity recognize all derivatives and measure those instruments at fair value. The adoption of these statements did not have a significant impact on the financial statements of the Plan.

Reclassification

Certain amounts have been reclassified in the 2000 financial statements to conform to the current year presentation.

(3) Loans to Plan Participants

Loans from the Plan may only be made to participant's who are "parties in interest" within the meaning of ERISA section 3(14). A maximum of two loans may be outstanding at any time for any eligible participant. The Plan may however, accept more than two loans pursuant to a transfer of assets and liabilities or merger of plans into this Plan in accordance with Code 414(1); provided that a participant with more than two such loans may not take a loan under this Plan until all but one of such loans have been paid in full. Participant's may borrow up to 50% of their vested account balance. This amount may be reduced if the participant has recently repaid an existing loan. Loans under $500 or over $50,000 are not permitted. The participant's loans have a fixed rate of interest, 1% above the prime rate of interest at the origination of the loan. Participant loans granted during 2001 carried an interest rate of between 7.0% and 10.5%. Repayments are made from payroll deductions. There were loans outstanding totaling $83,638 and $98,843 at December 30, 2001 and 2000, respectively.

(4) Investments in the ICI Master Trust

As of December 30, 2001 and 2000, the Plan's investments (excluding participant loans) were held in the ICI Master Trust, which was established for the investment assets of the Plan and several other ICI company sponsored plans. Each participating plan has an undivided interest in the ICI Master Trust. The assets of the ICI Master Trust are held by the New Trustee. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each fund.

(Continued)

SAVINGS AND INVESTMENT PLAN FOR COLLECTIVELY
BARGAINED EMPLOYEES OF THE ICI GROUP

Notes to Financial Statements

December 30, 2001 and 2000

The following table presents the fair values of investments in the ICI Master Trust as of December 30, 2001 and 2000:

		2001	2000
ICI Long Term Income Fund	$	270,837,685	256,060,749
Mellon Capital Asset Allocation Fund		19,121,140	22,488,477
T. Rowe Price Small Cap Stock Fund		17,937,908	14,028,413
American Funds Europacific Growth Fund		13,502,507	17,472,124
ICI Company Stock Fund		18,736,969	30,788,711
Fidelity Magellan Fund		178,307,555	224,487,001
Fidelity Equity Income Fund		57,750,725	63,018,751
Fidelity Balanced Fund		26,780,444	23,179,119
Fidelity Aggressive Growth		28,940,010	54,401,137
Fidelity US Equity Index Pool Fund		52,267,493	66,565,742
	$	684,182,436	772,490,224
Plan's proportionate share		0.2%	0.3%

Net (decrease) increase in fair value by investment for the years ended December 30, 2001 and 2000 are as follows:

		2001	2000
ICI Long Term Income Fund	$	14,776,936	(52,713,895)
Mellon Capital Asset Allocation Fund		(3,367,337)	(15,902,047)
T. Rowe Price Small Cap Stock Fund		3,909,495	14,028,413
American Funds Europacific Growth Fund		(3,969,617)	2,930,716
ICI Company Stock Fund*		(12,051,742)	10,796,302
Fidelity Magellan Fund		(46,179,446)	224,487,001
Fidelity Equity Income Fund		(5,268,026)	63,018,751
Fidelity Balanced Fund		3,601,325	23,179,119
Fidelity Aggressive Growth		(25,461,127)	54,401,137
Fidelity US Equity Index Pool Fund		(14,298,249)	66,565,742
T. Rowe Price Equity Income Fund		—	(28,693,978)
American Express IDS New Dimension Common Stock Fund		—	(61,934,486)

(Continued)

		2001	2000
American Century Investors Ultra Fund	$	—	(56,779,410)
S&P 500 Flagship Series C Fund		—	(25,629,853)
PBHG Growth Fund		—	(4,863,898)
Total net (decrease) increase in fair value of investments	$	(88,307,788)	212,889,614

* Nonparticipant-directed through June 30, 2000

The following table presents the net investment loss of investments in the ICI Master Trust for the year ended December 31, 2001 and for the six months ended December 30, 2000:

		2001	2000
Investment loss:			
Interest income and dividends	$	24,385,936	26,724,589
Net depreciation in fair value of investments		(75,583,947)	(67,011,177)
	$	(51,198,011)	(40,286,588)
Plan's proportionate share		0.6%	0.5%

(5) Participation in the NSC Master Trust

As noted in note 1, the assets of the Plan held in the NSC Master Trust as of June 30, 2000 and for the six months ended June 30, 2000 were transferred from Bankers Trust Company to Fidelity Management Trust Company concurrent with the amendment and restatement of the Plan.

The following table presents the fair value of investments for the NSC Master Trust at June 30, 2000:

Investments at fair value:		
Fidelity Intermediate Bond Fund	$	5,792,162
Fidelity Equity Income Fund		38,189,914
Fidelity Magellan Fund		144,767,316
Fidelity US Equity Index Pool Fund		46,592,986
ICI Long Term Income Fund		100,624,586
Loan Fund		4,704,614
	$	340,671,578
Plan's proportionate share		3%

(8) Termination of Priorities

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions set forth under ERISA. In the event that the Plan is terminated: (a) the trust instrument shall be continued with respect to the Plan until each fund has been completely disbursed; (b) each member's account balance shall be paid in full force and effect; and (c) none of the assets of any fund shall revert back to the Company.

(9) Subsequent Events

Effective December 31, 2001, the name of the Plan was changed to the Retirement Savings Plan for Collectively Bargained Employees of the ICI Group.

Effective December 31, 2002, the Plan will increase Code 401(a)(17) limit on compensation to $200,000. This increase will apply to the business contributions paid in 2002 and to other contributions.

Effective January 1, 2002, the before-tax contribution deferral percentage will increase to a maximum of 25% from 15%.

Effective April 1, 2002, the following new funds were added: Vanguard Total Bond Market Index Fund; Fidelity Lifestyle Freedom Fund 2040; Fidelity Lifestyle Freedom 2030; Fidelity Lifestyle Freedom Fund 2020; Fidelity Lifestyle Freedom Fund 2010; and Fidelity Lifestyle Freedom Income Fund.

On February 4, 2002, Imperial Chemical Industries PLC (ICI) announced a rights offering. Under the rights offering, holders of 11 ICI American Depositary Shares (ADS) were allowed to purchase seven new ADS at the price of $11.42. The rights offering was extended to participants in the Plan who had an interest in the ICI Company Stock Fund on February 26, 2002. Participants could either sell the rights real time or exercise the rights. If the rights were not exercised by March 11, 2002, the rights were sold by Fidelity through a batch process. The $11.42 exercise price held a buffer to cover currency fluctuation between the pound sterling and the U.S. dollar. Approximately $1 for each exercised right was refunded to the Plan and allocated the applicable participant's account and then transferred to the ICI Company Stock Fund.

In September 2002, the following union prototype plans were merged into the Plan: National Starch and Chemical Company Indianapolis 401(k) Plan; National Starch and Chemical Company North Kansas City 401(k) Plan; Ablestik Laboratories 401(k) Plan; Acheson Industries 401(k) Plan; National Starch and Chemical Company Island Falls 401(k) Plan; National Starch and Chemical Company Plainfield 401(k) Plan; and National Starch and Chemical Company Chicago 401(k) Plan.

(10) Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Acts of 1933 and 1934 which require the Plan to file an annual report on Form 11K within 180 days of the end of the Plan's fiscal year. As of December 20, 2002, the Plan has not made such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Savings and Investment Plan For
Collectively Bargained Employees of
the ICI Group

Date: June 27, 2003

By: Thomas M. Hendman
Designated Representative

CERTIFICATION REQUIRED BY
18 USC § 1358

The undersigned, in his capacity as Employee Benefits and Tax Counsel, certifies, to the best of his knowledge, that the financial statements made a part of the Form 11-k fully comply with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 780(a) or 780(d)) and that the information contained in this Form 11-k fairly presents in all materially respects the Net Assets Available For Plan Benefits and Changes in Net Assets Available For Plan Benefits of the Savings and Investment Plan For Collectively Bargained Employees of the ICI Group for the plan year ending December 30, 2001.

Date: June 27, 2003

By: Thomas M. Hendman
Employee Benefits and Tax Counsel

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent auditors.



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Consent

Employee Benefits Investment Committee
ICI America Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-13002) on Form S-8 of Imperial Chemical Industries PLC of our report dated December 20, 2002, relating to the statements of net assets available for benefits of the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group as of December 30, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 30, 2001 annual report on Form 11-K of the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group.

KPMG LLP

Short Hills, New Jersey
June 25, 2003